U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                  001-31792

                   (Check One):

[ x ]  Form 10-K           [   ]  Form 20-F      [   ]  Form 11-K

[   ]  Form 10-Q           [   ]  Form 10-D      [   ] Form N-SAR

[   ]  Form N-CSR



For Period Ended:  December 31, 2007

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

             Conseco, Inc.

         Former Name if Applicable

             Not Applicable

--------------------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.

Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 3, 2008               By: /s/ John R. Kline
       ---------------------             ----------------------------------
                                         John R. Kline, Senior Vice President
                                         and Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 001-31792
                               Dated March 3, 2008


     Conseco, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2007, cannot be completed within the prescribed time period. During the year-end closing process, management determined that additional time was needed to complete the December 31, 2007 financial statements and incorporate the correction of errors, the majority of which were discovered through procedures performed in an effort to remediate the material weakness in internal controls disclosed in its 2006 Form 10-K and subsequent quarterly filings with the Securities and Exchange Commission. Due to the significance of these corrections, Conseco will restate its financial statements for the years ended December 31, 2006 and 2005, along with affected Selected Consolidated Financial Data for 2004 and 2003, and quarterly financial information for 2006 and the first three quarters of 2007. Therefore, the previously issued financial statements of the Company for those periods should no longer be relied upon.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 001-31792
                                Dated March 3, 2008


     As disclosed in our February 25, 2008 press release (which was filed as an exhibit to our Form 8-K filed on February 26, 2008), the Company will restate its financial statements for the years ended December 31, 2006 and 2005, along with affected Selected Consolidated Financial Data for 2004 and 2003, and quarterly financial information for 2006 and the first three quarters of 2007. The restated financial statements will reflect the correction of errors primarily discovered through procedures performed in an effort to remediate the material weakness in internal control disclosed in our 2006 Form 10-K and subsequent quarterly filings with the Securities and Exchange Commission (the "SEC").

     In addition, the Company has been consulting with the staff of the SEC's Office of the Chief Accountant (the "SEC Staff") regarding our accounting policy for long-term care premium rate increases as described in the Summary of Significant Accounting Policies in our 2006 Form 10-K. On February 28, 2008, the SEC Staff informed us of their view that the use of a method which prospectively changes reserve assumptions for long-term care policies based solely on changes in premium rates is not consistent with the guidance of Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises." We are continuing to evaluate the SEC Staff's view and have reflected our estimates of its effect in the estimated net income (loss) provided below.

     The Company has not yet finalized its December 31, 2007 financial statements and is completing several items, including its analysis to determine the possible need to increase the deferred income tax asset valuation allowance. We estimate that the net income (loss) for the three months ended December 31, 2007 will be approximately breakeven, including estimated net realized investment losses (after related amortization and taxes) of $25 million, but before any adjustments which may result from finalizing the incomplete items.